News Release

TransAlta Corporation Announces 2017 Outlook

CALGARY, Alberta (December 19, 2016) – TransAlta Corporation (“TransAlta” or the “Corporation”) (TSX: TA, NYSE: TAC) announced today that it is confirming its 2016 outlook and releasing its outlook for 2017. Although the Alberta power market is expected to remain over supplied in 2017, the Corporation expects to deliver Comparable FCF(1) in the range of $300 million to $365 million which is expected to be approximately $50 million to $65 million better than its 2016 guidance.

The Corporation will release its fourth quarter and annual 2016 results on March 3, 2017 but is confirming today that its 2016 Comparable FCF(1) will be within the range of $250 to $300 million, in line with the expectations that were communicated in October during the third quarter conference call. Comparable EBITDA(1), before any adjustment to reflect the reduction in the arbitration provision relating to the Keephills 1 force majeure outage, and Comparable FFO(1) are expected to be at the low end of our range due to lower power prices impacting our generating assets in the Pacific North West and Alberta, as well as lower than expected availability from our Canadian Coal assets. It is anticipated that the lower Comparable EBITDA(1) (excluding the arbitration provision adjustment), and Comparable FFO(1), will be offset by lower sustaining capital expenditures.

For 2017, we expect our results to be better given the positive contribution from South Hedland, which is expected to be operational by mid-2017, and the receipt of the first coal transition payment from the Government of Alberta. The outlook also accounts for expected continuing weak power prices in Alberta and the impact of lower priced power hedges in 2017. Approximately 85% of our capacity in Alberta is contracted, either through power purchase arrangements (“PPAs”) or financial contracts at an average price of $45 to $50. Our performance next year will also be impacted by an increase in our fuel cost caused by a major outage to one of the large draglines at the Highvale Mine.

The following table outlines TransAlta’s financial targets for 2017:

Measure	Target
Comparable EBITDA([1])	$1,025 million to $1,135 million
Comparable FFO(1)	$765 million to $855 million
Comparable FCF(1)	$300 million to $365 million
Dividend	$0.16 per share, 13 to 15 per cent payout of Comparable FCF

Net debt at the end of 2016 is expected to be in the range of $3.9 billion to $4.0 billion, $400 million lower than at the beginning of 2016. The Corporation expects to invest $200 to $250 million to complete the construction of South Hedland and position the company for success in growing its renewables platform in 2017. The Corporation also expects to raise between $400 and $600 million of debt secured by our portfolio of contracted assets in 2017. This is in addition to closing project level financing of approximately $360 million in 2016 and approximately $440 million in 2015.

“The 2017 outlook follows a successful year for TransAlta in 2016. While there are varying views on the outlook for power prices in 2017, we have chosen to take a conservative view for purposes of our budgeting and forecasting,” commented Dawn Farrell, President and Chief Executive Officer.

“In 2017, the corporation intends to continue its actions toward the repositioning of its capital structure,” noted Donald Tremblay, Chief Financial Officer of the Corporation. “We closed $360 million in financing in 2016 and are in final stages of completing a financing secured by another project which, once completed, will place us well within our goal of raising $400 million to $600 million in 2016. With strong operating performance in 2016, our liquidity position is strong and we are sitting on more than $350 million in cash. We are well positioned to address the upcoming debt maturity in May 2017. We are now focusing on our 2018 debt maturities and we will continue our plan of reducing the total amount of debt on our balance sheet. The recent announcement by the Government of Alberta on coal transition and the market redesign is giving us additional confidence in our ability to be successful in achieving our goals,” added Mr. Tremblay.

Range of key power price assumptions:

Market	Power Prices ($/MWh)
Alberta Spot	$24 to $30
Alberta Contracted	$45 to $50
Mid-C Spot (US$)	$23 to $28
Mid-C Contracted (US$)	$45 to $50

TransAlta expects that power prices in Alberta and the Pacific Northwest will continue to be low in 2017. Generally, TransAlta’s strategy is to be highly contracted via Alberta PPAs, long-term contracts, and other short-term physical and financial contracts.

Other assumptions relevant to 2017 outlook:

Sustaining Capital	$260 million to $280 million
Fleet Availability	88% to 90%
Coal Availability	86% to 88%
Hydro/Wind Resource	Long term average

About TransAlta Corporation

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, solar, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been recognized on CDP's Canadian Climate Disclosure Leadership Index (CDLI), which includes Canada's top 20 leading companies reporting on climate change, and has been selected by Corporate Knights as one of Canada’s Top 50 Best Corporate Citizens and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information about TransAlta, visit our web site at transalta.com, or follow us on Twitter @TransAlta.

Cautionary Statement Regarding Forward Looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. All statements other than statements of historical facts included in this news release may constitute forward-looking statements, including statements regarding the 2017 outlook and related assumptions therein, expected 2017 results, 2016 Comparable FCF, Comparable EBITDA and Comparable FFO being within previously announced expectations, net debt at the end of 2016, expected debt financings in 2017, expected investments in the South Hedland project, power supply levels in the Alberta power market, power prices including expected power prices in Alberta and the Pacific Northwest and related assumptions and the potential impact of lower priced power hedges in 2017, and 2017 fuel costs. By their nature, forward-looking information requires us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking information will not prove to be accurate and readers are cautioned not to place undue reliance on our forward-looking information as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking information. Some of the factors that could cause such differences include: operational risks involving our facilities; changes in market prices where we operate; equipment failure and our ability to carry out repairs in a cost effective and timely manner, including unplanned outages at generating facilities and associated capital investments; the effects of weather; disruptions in the source of fuels, water or wind required to operate our facilities; energy trading risks; failure to obtain necessary regulatory approvals in a timely fashion; legislative or regulatory developments and their impacts; increasingly stringent environmental requirements and their impacts; increased competition; global capital markets activity (including our ability to access financing at a reasonable cost); changes in prevailing interest rates; currency exchange rates; inflation levels and commodity prices; general economic conditions in the geographic areas where we operate; deterioration of credit markets; and impediments to the construction of South Hedland. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta’s expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

For more information:

Investor Inquiries:	Media Inquiries:
Jaeson Jaman Manager, Investor Relations Phone: 1-800-387-3598 in Canada and U.S. Email: investor_relations@transalta.com	Stacey Hatcher Manager, Communications Toll-free media number: 1-855-255-9184 Email: ta_media_relations@transalta.com